--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                   FILING NO. 1 FOR THE MONTH OF AUGUST, 1999




                              VISIBLE GENETICS INC.
                           --------------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

--------------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

On August 6, 1999, the Company announced its results for the second quarter ended June 30, 1999. All figures are in United States dollars.

Sales in the second quarter of 1999 were $1.9 million compared to $2.5 million in the second quarter of 1998. The net loss for the second quarter of 1999 was $7.1 million, or $0.75 per share, compared to a net loss of $4.2 million, or $0.56 per share, in the second quarter of 1998.

For the six months ended June 30, 1999, sales were $5.2 million with a loss per share of $1.21 compared to sales of $3.6 million and a loss per share of $0.97 for the corresponding period in 1998.

The increase in the net loss for the quarter was due to increased general and administrative expenses related to developing the Company's infrastructure, for international sales and marketing activities, and a provision, totaling $0.3 million, for bad debt and warranty expenses. In addition, the cost of goods sold for the period includes a write-off of obsolete and discontinued instruments and related parts in the amount of $0.62 million.

Subsequent to the end of the quarter, in July, the Company completed a $30 million convertible preferred share issue with Warburg, Pincus & Co., LLC, one of the world's leading private equity investment firms. At the same time part of the Company's outstanding debt was converted to preferred shares and the balance of the debt was repaid from the proceeds of the issue. After the transactions, the Company had $27 million in cash.

Visible Genetics Inc. manufactures and markets high performance automated DNA sequencing systems and complete kits for the analysis of genes linked to disease. The Company's OpenGene(TM) system employs proprietary stratified DNA testing and single-tube, single-step sequencing methods to significantly reduce the time and cost involved in identifying clinically relevant genetic information. The Company is a leader in the emerging field of pharmacogenomics, which will use genetic information in the identification, and analysis of genes in order to improve patient care and reduce healthcare costs.

This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors that may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products and other risks detailed from time to time in the Company's SEC filings, including its most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. VGI disclaims any intent or obligation to update these forward-looking statements.

The Company hereby incorporates by reference this Form 6-K into the Company's Registration

Statements on Form F-3 (File Nos. 333-67607 and 333-68939) and Form S-8 (File Nos. 333-6454 and 333-8804).

Exhibit 1. Second Quarter Financial Results

                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              VISIBLE GENETICS INC.


Date: August 6, 1999                          By: /s/ Richard T. Daly
                                                  -------------------
                                                  Name: Richard T. Daly
                                                  Title:   President and CEO

                              VISIBLE GENETICS INC.
                           CONSOLIDATED BALANCE SHEETS
                       (UNAUDITED, UNITED STATES DOLLARS)

                                          JUNE 30          DECEMBER 31
                                           1999              1998
                                       ------------       ------------
ASSETS
CURRENT ASSETS
       Cash and cash equivalents       $    902,348       $  6,165,924
       Short-term investments                  --            5,108,254
       Trade receivables                  4,322,602          4,770,796
       Other receivables                  1,258,517          1,445,820
       Prepaid and deposits                 670,750            233,072
       Inventory                          4,435,928          3,912,336
                                       ------------       ------------

TOTAL CURRENT ASSETS                     11,590,145         21,636,202

Deferred financing costs                    648,773               --
Other long-term assets                      694,617               --
Fixed assets                              4,337,589          3,877,163
Patents and licences                      2,574,231          2,269,170
                                       ------------       ------------

                                       $ 19,845,355       $ 27,782,535
                                       ============       ============

LIABILITIES
CURRENT LIABILITIES
       Notes payable                   $  8,000,000       $  7,494,877
       Accounts payable                   5,039,856          3,985,103
       Accrued liabilities                1,722,358          1,723,840
                                       ------------       ------------

TOTAL CURRENT LIABILITIES                14,762,214         13,203,820
                                       ------------       ------------


SHAREHOLDERS' EQUITY
Share capital                            48,080,318         46,412,685
Other equity                              2,940,252          2,232,465
Cumulative translation adjustment          (342,276)            84,822
Deficit                                 (45,595,153)       (34,151,257)
                                       ------------       ------------

                                          5,083,141         14,578,715
                                       ------------       ------------

                                       $ 19,845,355       $ 27,782,535
                                       ============       ============

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                       (UNAUDITED, UNITED STATES DOLLARS)

                                              THREE MONTHS ENDED JUNE 30            SIX MONTHS ENDED JUNE 30
                                            ------------------------------       ------------------------------
                                               1999               1998               1999              1998
                                            -----------       ------------       ------------       -----------
SALES                                       $ 1,925,375       $  2,507,045       $  5,185,988       $ 3,566,763
  Cost of sales ( Note 1 )                    1,913,349          1,664,694          4,063,821         2,474,465
                                            -----------       ------------       ------------       -----------

GROSS MARGIN                                     12,026            842,351          1,122,167         1,092,298

EXPENSES
  Sales, general and administrative           4,567,531          2,739,980          7,731,259         4,929,813
  Research and development                    2,020,471          2,221,709          3,874,292         3,367,988
                                            -----------       ------------       ------------       -----------

                                              6,588,002          4,961,689         11,605,551         8,297,801
                                            -----------       ------------       ------------       -----------

Loss from operations before interest         (6,575,976)        (4,119,338)       (10,483,384)       (7,205,503)

Interest income                                  27,574             73,149            141,224           156,762
Interest and financing expense                 (561,450)          (115,629)        (1,101,736)         (117,171)
                                            -----------       ------------       ------------       -----------

NET LOSS FOR THE PERIOD                     $(7,109,852)      $ (4,161,818)      $(11,443,896)      $(7,165,912)

Weighted average number of common
      shares outstanding                      9,536,356          7,398,122          9,464,636         7,366,337
                                            -----------       ------------       ------------       -----------

BASIC AND FULLY DILUTED LOSS PER SHARE      $     (0.75)      $      (0.56)      $      (1.21)      $     (0.97)
                                            ===========       ============       ============       ===========


NOTE 1

Included in cost of sales for the three months ended June 30, 1999 is a specific provision for obsolete and discontinued instruments and related parts in the amount of $617,546.

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNAUDITED, UNITED STATES DOLLARS)

                                                                         SIX MONTHS ENDED JUNE 30
                                                                          1999              1998
                                                                      ------------       -----------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
       Net Loss for the period                                        $(11,443,896)      $(7,165,912)
       Add: Items not involving cash -
          Depreciation                                                     773,389           477,079
          Amortization                                                     192,447            87,968
          Deferred compensation cost related to options granted               --              38,582
          In-process research and development acquired                        --             490,875
          Non cash financing expense related to warrants granted           636,602              --
          Foreign exchange                                                  52,051              --
       Increase ( decrease ) from changes in -
          Trade receivables                                                 71,221        (1,502,560)
          Other receivables                                                187,303          (315,956)
          Prepaid and deposits                                            (437,678)         (532,668)
          Inventory                                                       (523,592)       (1,233,481)
          Other long-term assets                                          (694,617)             --
          Accounts payable                                                 898,040         1,203,990
          Accured liabilities                                               (1,482)          236,434
                                                                      ------------       -----------

                                                                       (10,290,212)       (8,215,649)
                                                                      ============       ===========

Financing activities
          Common shares issued, net of expenses                          1,481,554           261,581
          Other equity issuances                                            11,438           (35,323)
          Short term borrowings                                               --           7,382,441
          Capital lease obligation                                            --              (8,366)
                                                                      ------------       -----------

                                                                         1,492,992         7,600,333
                                                                      ============       ===========


Investing activities
          Marketable securities                                          5,108,254         4,241,216
          Fixed assets                                                  (1,233,815)       (1,674,073)
          Intangible assets                                               (340,795)         (219,802)
                                                                      ------------       -----------

                                                                         3,533,644         2,347,341
                                                                      ============       ===========



Increase (decrease) in cash during the period                           (5,263,576)        1,732,025
CASH, BEGINNING OF PERIOD                                                6,165,924         1,866,679
                                                                      ------------       -----------

CASH, END OF PERIOD                                                   $    902,348       $ 3,598,704
                                                                      ============       ===========

                              VISIBLE GENETICS INC.
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                       (UNAUDITED, UNITED STATES DOLLARS)


                                                   SIX MONTHS ENDED JUNE 30
                                                    1999              1998
                                                ------------       -----------

Net loss for the period                         $(11,443,896)      $(7,165,912)
Other comprehensive income:
  Foreign currency translation adjustments          (427,098)             --
                                                ------------       -----------

Comprehensive loss for the period               $(11,870,994)      $(7,165,912)
                                                ------------       -----------


                              VISIBLE GENETICS INC.
                       CONSOLIDATED STATEMENTS OF DEFICIT
                       (UNAUDITED, UNITED STATES DOLLARS)

                                                   SIX MONTHS ENDED JUNE 30
                                                    1999              1998
                                                ------------       ------------

Deficit, beginning of year                      $(34,151,257)      $(19,260,296)
Net loss for the period                          (11,443,896)        (7,165,912)
                                                ------------       ------------

Deficit, end of the period                      $(45,595,153)      $(26,426,208)
                                                ------------       ------------